

January 27, 2011

Mr. Richard A. Robert
Executive Vice President and Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

>**Re:** **Vanguard Natural Resources, LLC**
>**Form 10-K for Fiscal Year Ended December 31, 2009**
>**Filed March 5, 2010**
>**File No. 001-33756**

Dear Mr. Robert:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ethan Horowitz
Branch Chief